

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Patrick C. Cannon, Esq.
General Counsel
Maine & Maritimes Corporation
209 State Street, PO Box 789
Presque Isle, Maine 04769-0789

>   **Re: Maine & Maritimes Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed June 23, 2010**
>   **File No. 333-103749**

Dear Mr. Cannon:

        We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director